Exhibit(a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
ADAMS RESPIRATORY THERAPEUTICS, INC.
at
$60.00 NET PER SHARE
by
TWICKENHAM INC.
An indirect wholly owned subsidiary of
RECKITT BENCKISER GROUP PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 23, 2008 UNLESS THE OFFER IS EXTENDED.

This Offer to Purchase (the “Offer”) is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), by and among Reckitt Benckiser Group plc (“Reckitt Benckiser”), Twickenham Inc. (the “Purchaser”) and Adams Respiratory Therapeutics, Inc. (“Adams” or the “Company”). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined herein) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that, of the outstanding shares of common stock, par value $0.01 per share, of Adams (the “Shares”), the number of Shares that have been validly tendered and not withdrawn prior to the expiration of the Offer represent at least a majority of the Shares outstanding on a fully-diluted basis. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Adams (the “Merger”), with Adams continuing as the surviving corporation, and as an indirectly wholly owned subsidiary by Reckitt Benckiser. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Adams, Reckitt Benckiser or the Purchaser, all of which will be cancelled and retired and shall cease to exist, and Shares owned by Adams stockholders who have properly exercised dissenters’ rights under Section 262 of the Delaware General Corporation Law (the “DGCL”), will be converted into the right to receive $60.00 or any greater per Share price paid in the Offer net in cash, subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Adams Board of Directors, among other things, (i) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Adams and the stockholders of Adams, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve and adopt the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages (iii) through (vi). This entire document should be read carefully before deciding whether to tender Shares.

The Dealer Manager for the Offer is:

December 21, 2007

IMPORTANT

Any stockholder of Adams wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Adams who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

SUMMARY TERM SHEET

Twickenham Inc., an indirect wholly owned subsidiary of Reckitt Benckiser, is offering to purchase all of the outstanding Shares for $60.00 per Share net to sellers in cash. The following are answers to some of the questions you, as a stockholder of Adams, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you, because this Summary Term Sheet may not contain all of the information that is important to you. Reckitt Benckiser and Purchaser have included cross-references in this Summary Term Sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Additional important information is contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, and you are urged to read them in their entirety.

Who is offering to buy my securities?

We are Twickenham Inc., a Delaware corporation formed for the purpose of making this Offer. We are an indirect wholly owned subsidiary of Reckitt Benckiser Group plc, a corporation organized under the laws of England and Wales. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Reckitt Benckiser and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $60.00 per Share net to you, in cash. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Reckitt Benckiser, our indirect parent company, will provide us with sufficient funds to purchase all Shares successfully tendered in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. Reckitt Benckiser expects to obtain the necessary funds (i) from cash-on-hand and (ii) pursuant to a credit facility described in Section 9 — “Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our indirect parent company, Reckitt Benckiser, will have sufficient funds available to purchase all Shares successfully tendered in the Offer and to acquire any remaining Shares for the same cash price in the Merger; and

•	the Offer is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until 12:00 midnight, New York City time, at the end of the day on January 23, 2008, to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	We must, at the request of Adams, extend the Expiration Date up to two (2) times for ten (10) business days for each such period, if at any scheduled Expiration Date (i) the Minimum Condition has not been satisfied, (ii) the failure to achieve the Minimum Condition is not a result of Adams’ failure to comply with any of its covenants and agreements contained in the Merger Agreement and (iii) the conditions set forth in Section 15 — “Certain Conditions of the Offer” (the “Tender Offer Conditions”), other than the Minimum Condition, have been satisfied or, if not then satisfied, either (A) are reasonably capable of being satisfied within five (5) calendar days or (B) are unsatisfied (or not reasonably capable of being satisfied) as a result of a material breach of the Merger Agreement by Reckitt Benckiser or Purchaser.

•	If prior to any scheduled Expiration Date, Adams receives a Takeover Proposal (as defined in Section 11 — “The Merger Agreement”) or a revision to a previously received Takeover Proposal that is still pending and not withdrawn as of the scheduled Expiration Date, we must, at the request of Adams, extend the Offer so that the Expiration Date does not occur until the date that is ten (10) business days following the date of Adams’ initial receipt of such Takeover Proposal (or such revision to a previously received Takeover Proposal).

•	We may, in our sole discretion, extend the offer for a subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for three (3) to twenty (20) business days to acquire outstanding Shares if all of the Tender Offer Conditions are satisfied or waived, but the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Reckitt Benckiser, is less than 90% of the outstanding Shares.

•	We may, in our sole discretion, extend the Offer for one or more periods of not more than five (5) business days each if, at the scheduled Expiration Date, any of the Tender Offer Conditions have not have been satisfied or waived.

•	We must extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or of the SEC staff applicable to the Offer.

•	We must, at the request of Adams, extend the Offer one or more times for up to ten (10) business days on any single occasion, if at any scheduled Expiration Date (i) the Regulatory Conditions (as defined in Section 1 — “Terms of the Offer”) have not been satisfied or waived and (ii) the failure to satisfy such conditions is not a result of Adams’ failure to comply with any of its covenants and agreements under the Merger Agreement (provided that we will not be required to extend the scheduled Expiration Date beyond May 10, 2008).

•	If, at any scheduled Expiration Date, the Absence of Breach Conditions (as defined in Section 1 — “Terms of the Offer”) have not been satisfied or waived, then to the extent Adams is entitled, pursuant to the Merger Agreement, to attempt to cure such breach of its representations and warranties or failure to perform any covenant or agreement contained in the Merger Agreement, and the cure of such breach or failure would result in the satisfaction of the Absence of Breach Conditions, we must, at the request of Adams, extend the Offer thirty (30) calendar days following the receipt by Adams of a written notice of such breach or failure to perform from Reckitt Benckiser, or such earlier time period specified by Adams in its request (provided that we will not be required to extend the scheduled Expiration Date beyond May 10, 2008).

•	In addition, we may increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such increase, in each case without the consent of Adams.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	the satisfaction of the Minimum Condition; and

•	the expiration or termination prior to the scheduled Expiration Date of the waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer represent at least a majority of the Shares then issued and outstanding on a fully diluted basis.

The Offer is also subject to a number of other important conditions. We expressly reserve the right to waive any such conditions, but we can not, without Adams’ prior written consent, add to, modify or supplement the conditions to the Offer in any manner materially adverse to the holders of the Shares. See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver to the Depositary the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three NASDAQ trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by February 19, 2008, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period pursuant to Rule 14d-11 of the Exchange Act, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver to the Depositary while you still have the right to withdraw Shares a written notice of withdrawal, or a facsimile of such notice, with the required information. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

v

What does the Adams Board think of the Offer?

The Adams Board of Directors, among other things, (i) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Adams and the stockholders of Adams, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve and adopt the Merger Agreement and the Merger. A more complete description of the reasons for the Adams Board’s approval of the Offer and the Merger is set forth in Adams’ Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase.

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to consummate the Merger. If the Merger takes place, Reckitt Benckiser will own all of the Shares and all of the remaining stockholders of Adams (other than stockholders of Adams who have properly exercised dissenters’ rights under Section 262 of the DGCL and Adams, Reckitt Benckiser or any of their subsidiaries) will receive $60.00 per Share in cash (or any higher price per Share that is paid in the Offer). See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, unless you properly exercise your dissenters’ rights under Section 262 of the DGCL, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, there may be so few remaining stockholders and publicly traded Shares that Adams common stock will no longer be eligible to be traded through the NASDAQ Global Select Market or other securities exchanges and there may not be an active public trading market for Adams common stock. Also, as described above, Adams may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the Merger Option, and when could it be exercised?

As part of the Merger Agreement, Adams granted to the Purchaser an irrevocable option (the “Merger Option”) to purchase from Adams that number of newly issued Shares (the “Merger Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Reckitt Benckiser and the Purchaser immediately following consummation of the Offer, constitutes one share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Merger Option Shares) for consideration equal to the per share price of the Offer per Merger Option Share. However, Adams is only required to issue up to that number of Merger Option Shares that would not require a vote of Adams’ stockholders under the rules of the NASDAQ Stock Market. The Merger Option will be exercisable only after the purchase and payment of the Shares pursuant to the Offer by the Purchaser.

What is the market value of my Shares as of a recent date?

On December 7, 2007, the last trading day before we announced the execution of the Merger Agreement, the closing sale price of Adams’ common stock reported on the NASDAQ Global Select Market was $43.68 per Share. We encourage you to obtain a recent quotation for Shares of Adams common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Who should I call if I have questions about the Offer?

You may call Georgeson, Inc. at (800) 456-6112 (toll free) or Merrill Lynch, Pierce, Fenner and Smith Incorporated (“Merrill Lynch”) at (877) 653-2948. Georgeson, Inc. is acting as the information agent (the “Information Agent”) and Merrill Lynch is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Adams Respiratory Therapeutics, Inc.:

INTRODUCTION

Twickenham Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Reckitt Benckiser Group plc, a corporation organized under the laws of England and Wales (“Reckitt Benckiser”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Adams Respiratory Therapeutics, Inc., a Delaware corporation (“Adams”), at a price of $60.00 per Share net to the seller in cash (the “Offer Price”) subject to withholding of taxes under applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), by and among Reckitt Benckiser, the Purchaser and Adams. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in Section 15 — “Certain Conditions of the Offer”) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer represent at least a majority of the Shares then issued and outstanding on a fully diluted basis. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares or other securities, mean all outstanding securities entitled generally to vote in the election of directors of Adams, after giving effect to the exercise or conversion of any and all options, rights, warrants and securities exercisable or convertible into such voting securities. Adams has advised Reckitt Benckiser that, as of December 19, 2007, 36,020,366 Shares were issued and outstanding, 2,288,650 Shares were issuable subject to the exercise of stock options currently outstanding, and approximately 280,576 Shares were subject to restricted stock units. Pursuant to the terms of the Adams 2007-2008 performance-based restricted stock unit awards, the actual number of shares underlying such awards will not be determinable until the end of the quarter immediately preceding a change in control, and accordingly, the number of shares subject to restricted stock units is an estimate. Based on the foregoing, the Purchaser believes that the Minimum Condition would be satisfied if 19,333,386 Shares are validly tendered and not withdrawn prior to the Expiration Date.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined herein) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Adams (the “Merger”) with Adams continuing as the surviving corporation, indirectly wholly owned by Reckitt Benckiser. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by holders who properly comply with Section 262 of the Delaware General Corporation Law (the “DGCL”) regarding the right of stockholders to dissent from the Merger and require appraisal of their shares; (ii) in the treasury of Adams; and (iii) by Reckitt Benckiser or the Purchaser), will be converted into the right to receive $60.00 or any greater per Share price paid in the Offer, net to the seller, in cash, subject to withholding of taxes under applicable law.

The Adams Board of Directors, among other things, (i) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Adams and the stockholders of Adams, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve and adopt the Merger Agreement and the Merger (the “Adams Recommendation”).

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Adams. Adams has agreed in the Merger Agreement, if required by law to consummate the Merger, to cause a meeting of its stockholders to be held following the Purchaser’s acceptance for payment of, and payment for, the Shares tendered pursuant to the Offer for the purpose of considering and taking action upon the approval and adoption of the Merger Agreement.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, January 23, 2008, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the HSR Act. The Offer is also subject to other conditions set forth in Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that the Purchaser shall have the right, in its sole discretion, but not the obligation, to (i) extend the Offer for one or more periods of not more than five (5) business days each if, at the scheduled Expiration Date, any of the Tender Offer Conditions (as defined in Section 15 — “Certain Conditions of the Offer”) have not been satisfied or waived; or (ii) commence a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”)) for three (3) to twenty (20) business days to acquire outstanding Shares if all of the Tender Offer Conditions are satisfied or waived, but the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Reckitt Benckiser, is less than 90% of the outstanding Shares (the “Subsequent Offering Period”). The Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or of the SEC staff applicable to the Offer.

Reckitt Benckiser and the Purchaser must extend the Expiration Date one or more times for up to ten (10) business days on any single occasion, as may be requested by Adams (provided that in no event shall Reckitt Benckiser and the Purchaser be required to extend the Expiration Date beyond May 10, 2008), if at any scheduled Expiration Date, (i) any of the Tender Offer Conditions set forth in clauses (ii), (iii)(a) or (iii)(f) of Section 15 — “Certain Conditions of the Offer” (collectively, the “Regulatory Conditions”) shall not have been satisfied or waived and (ii) the failure to satisfy any such Regulatory Condition is not a result of Adams’ failure to comply with any of its covenants and agreements contained in the Merger Agreement.

In addition, if at any scheduled Expiration Date, the Tender Offer Conditions set forth in clauses (iii)(b), (iii)(c), (iii)(d) or (iii)(e) of Section 15 — “Certain Conditions of the Offer” (collectively, the “Absence of Breach Conditions”) have not been satisfied or waived, then at the request of Adams, to the extent that Adams is entitled pursuant to the Merger Agreement to attempt to cure such breach of its representations and warranties or failure to perform any covenant or agreement contained in the Merger Agreement, and the cure of such breach or failure would result in the satisfaction of the Absence of Breach Conditions, Reckitt Benckiser and the Purchaser must extend the Expiration Date for thirty (30) calendar days following the receipt by Adams of a written notice of a breach or failure to perform from Reckitt Benckiser, or such earlier date as may be specified by Adams in its request (provided that in no event shall Reckitt Benckiser and the Purchaser be required to extend the Expiration Date beyond May 10, 2008).

Reckitt Benckiser and the Purchaser must also extend the Expiration Date at the request of Adams up to two (2) times for ten (10) business days for each such period if, at any scheduled Expiration Date, (i) the Minimum Condition has not been satisfied, (ii) the failure to achieve the Minimum Condition is not a result of Adams having failed to comply with any covenants or agreements contained in the Merger Agreement and (iii) the Tender Offer Conditions (other than the Minimum Condition) have been satisfied or, if not then satisfied, either (A) are reasonably capable of being satisfied within five (5) calendar days or (B) are unsatisfied (or not reasonably capable of being satisfied) as a result of a material breach of the Merger Agreement by Reckitt Benckiser or the Purchaser.

The Merger Agreement further provides that Reckitt Benckiser and the Purchaser must extend the Expiration Date, at the request of Adams, in the event that Adams receives a Takeover Proposal (as defined in Section 11 — “The Merger Agreement”) (or a revision to a previously received Takeover Proposal) that is still pending and not withdrawn as of the Expiration Date. If Adams so requests, Reckitt Benckiser and the Purchaser must extend the Expiration Date so that the Expiration Date does not occur until the date that is ten (10) business days following the date of Adams’ initial receipt of such Takeover Proposal (or such revision to a previously received Takeover Proposal).

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares, except during the Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 2008. If the initial offering period has expired and the Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

We have agreed in the Merger Agreement that, without the prior written consent of Adams, the Purchaser shall not (i) reduce the price of the Offer or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Tender Offer Conditions, (iv) waive or amend the Minimum Condition, or (v) except as may be required by a governmental authority, amend any other term of the Offer in a manner that is materially adverse to holders of Shares. Notwithstanding the foregoing, the Purchaser expressly reserves the right to increase the price of the Offer and waive any of the Tender Offer Conditions, other than the Minimum Condition (which may not be waived without the prior written consent of Adams).

The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought (which would require Adams’ consent) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

Adams has provided the Purchaser with Adams’ stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Adams’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” promptly following the Expiration Date the Purchaser will accept for payment and will pay for all Shares that have been validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date. Reckitt Benckiser will provide or cause to be provided to the Purchaser on a timely basis the funds necessary to purchase any and all Shares that the Purchaser becomes obligated to purchase pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are

tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Adams’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Adams.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments of the Offer Price to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding at a rate of 28%. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder, and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 2008.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Adams whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Adams. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Adams in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Adams who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding at a rate of 28% unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

Adams’ common stock has traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ARxT” since July 3, 2006. Prior to the creation of the NASDAQ Global Select Market, Adams’ common stock traded on the NASDAQ National Market. Adams common stock began trading on the NASDAQ National Market on July 21, 2005 upon its initial public offering. Prior to its initial public offering, no established trading market existed for Adams’ common stock. Accordingly, no sales price information is available for Adams’ common stock for the periods prior to July 21, 2005. The following tables set forth the quarterly high and low closing sales prices of Adams’ common stock for the periods indicated, as reported by NASDAQ.

Fiscal 2008		High Close	Low Close

First Quarter	July 1 - September 30, 2007	$43.50	$36.10
Second Quarter	October 1 - December 20, 2007	$59.86	$38.55

Fiscal 2007		High Close	Low Close

First Quarter	July 1 - September 30, 2006	$45.10	$36.59
Second Quarter	October 1 - December 31, 2006	$43.93	$35.16
Third Quarter	January 1 - March 31, 2007	$46.27	$28.22
Fourth Quarter	April 1 - June 30, 2007	$45.95	$33.44

Fiscal 2006		High Close	Low Close

First Quarter	July 21 - September 30, 2005	$34.32	$25.75
Second Quarter	October 1 - December 31, 2005	$48.54	$32.95
Third Quarter	January 1 - March 31, 2006	$46.05	$35.13
Fourth Quarter	April 1 - June 30, 2006	$49.05	$38.97

On December 7, 2007, the last trading day before we announced the Offer, the closing sales price of Adams’ common stock reported on NASDAQ was $43.68 per Share. Adams has not declared or paid cash dividends on its common stock in the last two fiscal years.

7.	Certain Information Concerning Adams.

The information concerning Adams contained in this Offer to Purchase has been taken from or is based upon information furnished by Adams or its representatives or upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. The summary information set forth above is qualified in its entirety by reference to Adams’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Reckitt Benckiser,

Purchaser nor their affiliates have any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, Reckitt Benckiser, Purchaser, and their affiliates do not take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Adams to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Reckitt Benckiser, Purchaser or their affiliates.

Adams is a Delaware corporation with its principal executive offices located at 4 Mill Ridge Lane, Chester, New Jersey 07930, and Adams’ telephone number is (908) 879-1400.

Available Information.  Adams is subject to the informational requirements of the Exchange Act and files reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information Adams files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E. Washington, D.C. 20549, after payment of fees prescribed by the SEC. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

Adams Projections.  From time to time, Adams provides public financial projections regarding its results of operations and financial condition. In addition, Adams provided to Reckitt Benckiser certain projected and budgeted financial information concerning Adams in connection with Reckitt Benckiser’s due diligence review. In addition, Adams provided the same information to its own financial advisors. Adams advised Reckitt Benckiser (as well as Morgan Stanley & Co.) that Adams’ internal financial forecasts (upon which the projections provided to Reckitt Benckiser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Reckitt Benckiser and many of which are subjective), all made by Adams management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond Adams’ control. Accordingly, there can be no assurance that the assumptions made by Adams in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections provided by Adams.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Reckitt Benckiser, Purchaser, Adams or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because Adams made them available to Reckitt Benckiser in connection with Reckitt Benckiser’s due diligence review of Adams. None of Reckitt Benckiser, Purchaser, Adams or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is Reckitt Benckiser’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Adams’ independent registered public accounting firm has not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance on such information or the likelihood that Adams may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The projections provided by Adams management included the following for Adams on a consolidated basis. This information included projections of (i) gross sales for the 2008 and 2009 fiscal years of $485.1 million and $555.1 million, respectively, (ii) net sales for the 2008 and 2009 fiscal years of $437.3 million and $499.6 million, respectively; and (iii) operating profit for the 2008 and 2009 fiscal years of $112.5 million and $145.1 million, respectively, for the Company.

These projections should be read together with Adams’ financial statements that can be obtained from the SEC as described above in this Section 7 — “Certain Information Concerning Adams.” These projections should also be read together with the discussion under Item 1A. Risk Factors and other cautionary statements contained in Adams’ Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and Adams’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

8.	Certain Information Concerning Reckitt Benckiser and the Purchaser.

General.  Reckitt Benckiser, a corporation organized under the laws of England and Wales, is one of the world’s largest manufacturers and marketers of branded products in household cleaning and health and personal care. Reckitt Benckiser has operations in over 60 operating companies and sales in 180 countries. Approximately 70% of net revenues in 2006 were generated by brands that are either the market leader or ranked second in their markets. The principal executive office of Reckitt Benckiser is Reckitt Benckiser Group plc 103-105 Bath Road, Slough, Berkshire SL1 3UH, United Kingdom; +44 1753 44 (6363).

The Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Reckitt Benckiser. The Purchaser was organized by Reckitt Benckiser solely to acquire Adams and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are indirectly wholly owned by Reckitt Benckiser. The principal executive office of the Purchaser is located at Morris Corporate Center IV, 399 Interpace Parkway, Parsippany, NJ 07054-0225, and its telephone number is (973) 404-2600.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Reckitt Benckiser are listed in Schedule I to this Offer to Purchase.

In this Section 8 — “Certain Information Concerning Reckitt Benckiser and the Purchaser,” we refer to Reckitt Benckiser and the Purchaser collectively, as “RB.”

Except as described in this Offer to Purchase and in Schedule I hereto, neither RB nor, to the best knowledge of RB, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of RB or the foregoing persons (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) has effected any transaction in the Shares during the past sixty (60) days.

Except as described in this Offer to Purchase, neither RB nor, to the best knowledge of RB, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Adams, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, neither RB nor, to the best knowledge of RB, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Adams or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between RB or, to the best knowledge of RB, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Adams or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Except as set forth in this Offer to Purchase, neither RB nor, to the best knowledge of RB, any of the persons listed in Schedule I has, during the past five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding any violation with respect to such laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Reckitt Benckiser and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Filings made with the SEC in connection with the Offer are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates.

9.	Source and Amount of Funds.

Reckitt Benckiser and the Purchaser estimate that the total amount of funds required to consummate the Merger and Offer as required by the Merger Agreement will be approximately $2.3 billion. Reckitt Benckiser will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described herein, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Reckitt Benckiser expects to obtain the necessary funds from (i) cash-on-hand and (ii) pursuant to the Facility Agreement (defined below). Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

On December 9, 2007, Reckitt Benckiser entered into a facility agreement by and among Reckitt Benckiser, Reckitt Benckiser Treasury Services plc (“RBTS”), Barclays Capital and Barclays Bank PLC (the “Facility Agreement”). The Facility Agreement committed Barclays Capital and Barclays Bank PLC to provide to RBTS debt financing in amounts sufficient to consummate the Offer and the Merger, subject to the terms and conditions set forth therein. The Facility Agreement is in full force and effect and, as of the date of this Offer, Reckitt Benckiser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to the availability of funds thereunder. The maximum amount that may be borrowed under the Facility Agreement is $2.5 billion. Amounts outstanding under the Facility Agreement will bear interest at LIBOR plus a margin of 0.15 per cent per annum and will have a final maturity date of December 8, 2008, subject to the right of RBTS to extend the final maturity date for an additional 364 days. The Facility Agreement is unsecured. No plans or arrangements have been made to finance or repay such financing after the consummation of the Offer and the Merger.

The Purchaser does not believe that its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Purchaser, through its indirect parent company, Reckitt Benckiser, will have sufficient funds available to purchase all Shares successfully tendered in the Offer and to require any remaining Shares for the same cash price in the Merger; and

•	the Offer is not subject to any financing condition.

10.	Background of the Offer; Past Contacts or Negotiations with Adams.

On September 20, 2007, at Adams’ request, Messrs. Anand Sharma and Thomas Thomsen of Reckitt Benckiser met with Dr. William Howard of Adams, as well as representatives of Nicholas Hall, Adams’ consultants, to discuss partnership opportunities for international expansion.

On October 11, 2007, Mr. Andrew Baldry of Reckitt Benckiser was contacted by representatives of Morgan Stanley, Adams’ financial advisor, to determine whether Reckitt Benckiser had any interest in a potential transaction with Adams. Morgan Stanley informed Reckitt Benckiser that the Adams Board of Directors had received an unsolicited offer and had decided to hold a very select and short structured solicitation process, to which Reckitt Benckiser was invited.

On October 15, 2007, Reckitt Benckiser executed a confidentiality agreement with Adams. No information memorandum or other confidential information was furnished to Reckitt Benckiser at this time.

On October 23, 2007, Adams provided Reckitt Benckiser with access to an online data room, which included certain confidential financial, legal and other information about Adams’ business. Between October 23 and November 19, 2007, Reckitt Benckiser conducted preliminary due diligence investigations of Adams, including attending presentations by Adams’ management regarding Adams’ business.

On October 31, 2007, Morgan Stanley sent a bid procedures letter to Reckitt Benckiser requesting the submission of an initial, non-binding indication of interest by November 19, 2007. Reckitt Benckiser was instructed to furnish the price per share that it would be willing to pay for Adams, as well as proposed financing for a potential transaction and any requirements for additional due diligence. Reckitt Benckiser was informed that Adams’ Board of Directors would determine whether to permit Reckitt Benckiser to continue in the process and receive access to more detailed due diligence based on its submission.

On November 7, 2007, Reckitt Benckiser’s Executive Committee was briefed on a potential acquisition of Adams and was furnished with information about Reckitt Benckiser’s contacts with Adams and the results of its due diligence through that date. The Reckitt Benckiser Executive Committee reviewed an internal Reckitt Benckiser briefing document and a copy of Adam’s most recent Annual Report on Form 10-K.

On November 9, 2007, the Board of Directors of Reckitt Benckiser was briefed on a potential acquisition of Adams by Reckitt Benckiser, and reviewed the same information that the Executive Committee had been furnished at its November 7, 2007 meeting.

On November 12, 2007, various representatives of Reckitt Benckiser attended a presentation by Adams management in the United States. A representative from Merrill Lynch & Co. in London also attended, representing Reckitt Benckiser.

On November 19, 2007, Reckitt Benckiser submitted its initial, non-binding indication of interest to Morgan Stanley.

On or about November 21, 2007, Morgan Stanley, on behalf of Adams, invited Reckitt Benckiser to continue into the next phase of the potential transaction process. On or about November 22, 2007, Adams provided Reckitt Benckiser with additional detailed due diligence materials, and additional information about Adams was made available to Reckitt Benckiser in the online data room. In addition, Adams’ management conducted additional due diligence meetings with Reckitt Benckiser. On November 23, 2007, drafts of a proposed merger agreement and accompanying disclosure schedules were added to the online data room and made available to Reckitt Benckiser.

On November 28, 2007, members of Adams management made themselves available to answer questions from representatives of Reckitt Benckiser at a meeting that was held in the United States.

On November 29, 2007, Morgan Stanley sent a letter to Reckitt Benckiser outlining the procedures for submitting a final bid for Adams and setting December 6, 2007 as the deadline for final bids. The letter noted that Reckitt Benckiser’s submission should contain Reckitt Benckiser’s best and final offer, confirm the completion of its due diligence, be fully financed and be accompanied by a mark-up of the proposed merger agreement in a form that Reckitt Benckiser would be willing to execute.

On December 4, 2007, the Board of Directors of Reckitt Benckiser met to discuss the terms of the proposed merger agreement that it had received from Adams, including the transaction structure, financial models developed to analyze the transaction, the transaction process, and the additional information learned in the second round of due diligence. The Board also discussed the strategic value of the transaction to Reckitt Benckiser and the risk associated with the transaction, and then approved the terms of a revised offer to Adams.

On December 6, 2007, the deadline for final bids, Reckitt Benckiser submitted an offer to acquire all of the issued and outstanding Shares for $60.00 per share in cash, and indicated that this was Reckitt Benckiser’s best and final offer. Reckitt Benckiser’s offer was made without a financing contingency, confirmed the completion of Reckitt Benckiser’s due diligence, and provided Reckitt Benckiser’s comments on the draft merger agreement. In addition, Reckitt Benckiser subsequently indicated that it had executed the Facility Agreement to provide for all funds required to complete the transaction and provided Adams with a copy of the Facility Agreement.

On December 7, 2007, Morgan Stanley advised Reckitt Benckiser that Adams would enter into substantive negotiations with Reckitt Benckiser for a final and definitive merger agreement.

On December 8 and 9, 2007, Reckitt Benckiser and its advisors continued to negotiate the terms and conditions of the Merger Agreement to resolve the remaining open issues.

On December 10, 2007, Reckitt Benckiser and Adams executed and delivered the Merger Agreement. Prior to opening of trading on the NASDAQ Stock Market, Reckitt Benckiser and Adams issued a joint press release announcing the transaction.

11.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For the purposes of this Section 11, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than twenty (20) business days after the date of the Merger Agreement, which is December 10, 2007. The obligations of the Purchaser (and the obligations of Reckitt Benckiser to cause the Purchaser) to commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of the Tender Offer Conditions described in Section 15 — “Certain Conditions of the Offer.” We have agreed in the Merger Agreement that, without the prior written consent of Adams, Purchaser shall not (i) reduce the price of the Offer or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Tender Offer Conditions, (iv) waive or amend the Minimum Condition, or (v) except as may be required by a governmental authority, amend any other term of the Offer in a manner that is materially adverse to holders of Adams Shares. Notwithstanding the foregoing, the Purchaser expressly reserves the right to increase the price of the Offer and waive any of the Tender Offer Conditions, other than the Minimum Condition (which requires the prior written consent of Adams).

The Merger Agreement additionally provides that the Purchaser may, without the prior written consent of Adams, (i) extend the Offer for one or more periods of not more than five (5) business days each if, at the scheduled Expiration Date, any of the Tender Offer Conditions shall have not been satisfied or waived; or (ii) commence a Subsequent Offering Period (as defined in Section 1 — Terms of the Offer). The Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or of the SEC Staff applicable to the Offer.

Reckitt Benckiser and the Purchaser must extend the Expiration Date for one or more times for up to ten (10) business days on any single occasion as may be requested by Adams (provided that in no event shall Reckitt Benckiser and the Purchaser be required to extend the Expiration Date beyond May 10, 2008), if at any scheduled Expiration Date, (i) any of the Regulatory Conditions (as defined in Section 1 — “Terms of the Offer”) have not been satisfied or waived and (ii) the failure to satisfy any such Regulatory Condition is not a result of Adams’ failure to comply with any of its covenants and agreements contained in the Merger Agreement. In addition, if at any scheduled Expiration Date, any of the Absence of Breach Conditions (as defined in Section 1 — “Terms of the Offer”) have not been satisfied or waived, then at the request of Adams, to the extent that Adams is entitled pursuant to the Merger Agreement to attempt to cure such breach of its representations and warranties or failure to perform any covenant or agreement contained in the Merger Agreement, and the cure of such breach or failure would result in the satisfaction of the Absence of Breach Conditions, Reckitt Benckiser and the Purchaser must extend the Expiration Date of the Offer thirty (30) calendar days following the receipt by Adams of a written notice of such breach or failure to perform from Reckitt Benckiser, or such earlier date as may be specified by Adams in its request (provided that Reckitt Benckiser and the Purchaser will not be required to extend the scheduled expiration date beyond May 10, 2008).

The Merger Agreement further provides that Reckitt Benckiser and the Purchaser must extend the Expiration Date, at the request of Adams, in the event that Adams receives a Takeover Proposal (as defined below in this Section 11), or a revision to a previously received Takeover Proposal, that is still pending and not withdrawn as of the Expiration Date. If Adams so requests, Reckitt Benckiser and the Purchaser must extend the Expiration Date so that the Expiration Date does not occur until the later of the date that is ten (10) business days following the date of Adams’ initial receipt of such Takeover Proposal (or such revision to a previously received Takeover Proposal).

Reckitt Benckiser and the Purchaser must also extend the Expiration Date at the request of Adams, up to two (2) times for ten (10) business days for each such period if, at any scheduled Expiration Date, (i) the Minimum Condition has not been satisfied, (ii) the failure to achieve the Minimum Condition is not a result of Adams having failed to comply with any of its covenants and agreements contained in the Merger Agreement and (iii) the Tender Offer Conditions (other than the Minimum Condition) have been satisfied or, if not then satisfied, either (A) are reasonably capable of being satisfied within five (5) calendar days or (B) are unsatisfied (or not reasonably capable of being satisfied) as a result of a material breach of the Merger Agreement by Reckitt Benckiser or the Purchaser.

Merger Option.  Adams granted the Purchaser an irrevocable option (the “Merger Option”) to purchase from Adams that number of newly issued Shares (the “Merger Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Reckitt Benckiser and the Purchaser immediately following consummation of the Offer, constitutes one share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Merger Option Shares) for consideration equal to the Offer Price per Merger Option Share. However, Adams is only required to issue up to that number of Merger Option Shares that would not require a vote of Adams’ stockholders under the NASDAQ rules. The Merger Option will be exercisable only after the purchase of and payment of the Shares pursuant to the Offer by the Purchaser.

In the event that the Purchaser desires to exercise the Merger Option, the Purchaser shall give Adams two (2) business days prior written notice specifying the number of Shares that are or will be owned by Reckitt Benckiser and the Purchaser immediately following consummation of the Offer and specifying a place and a time for the closing of the purchase of the Merger Option Shares. Adams shall, as soon as practicable following receipt of such notice, deliver written notice to the Purchaser specifying the number of Merger Option Shares. At the closing of the purchase of the Merger Option Shares, the Purchaser shall deliver to Adams the product of (i) the number of Merger Option Shares and (ii) the Offer Price (the “Merger Option Purchase Price”), which shall be paid, at the election of the Purchaser, in cash or by delivery of a promissory note with a principal amount equal to the Merger Option Purchase Price, guaranteed by Reckitt Benckiser, with a market interest rate, and with other terms and conditions such that the fair value of the note will be equal to the Merger Option Purchase Price, as determined in good faith by the independent incumbent directors of Adams.

The Merger.  The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Adams, with Adams continuing as the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Adams will continue as the Surviving Corporation, indirectly wholly owned by Reckitt Benckiser. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share that is held by Adams, Reckitt Benckiser or the Purchaser immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Dissenting Shares (as defined below)) shall be canceled, extinguished and converted into and become a right to receive an amount equal to the Offer Price, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law. As of the Effective Time, all such

Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of their Shares in accordance with the procedures set forth in the Merger Agreement (reduced by any withholding of taxes required by law).

Shares outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal, if any. Holders of Dissenting Shares shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262.

Adams Options.  The Merger Agreement provides that, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any right to acquire capital stock of Adams:

a) Each option to purchase Shares (a “Company Stock Option”) outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive an amount of cash, without interest, equal to the product of (i) the total number of shares subject to such Company Stock Option, multiplied by (ii) the excess, if any, of the per share Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any withholding required under applicable tax law.

b) Each right to acquire one Share in the future upon the satisfaction of specified service-based vesting requirements (a “Service-Based Restricted Stock Unit”) outstanding immediately prior to the Effective Time, whether or not vested, shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the per share Merger Consideration for each Service-Based Restricted Stock Unit, less the amount of any withholding required under applicable tax law.

c) Each right to acquire one Share in the future upon the attainment of specified performance goals (a “Performance-Based Restricted Stock Unit”) with respect to the 2007-2008 performance period outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (i) the number of units that would have been earned based on actual performance as of the end of the last fiscal quarter prior to the Effective Time, multiplied by (ii) the per share Merger Consideration (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any withholding required under applicable tax law.

d) Each Performance-Based Restricted Stock Unit with respect to the 2008-2009 performance period outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (i) the target number of units for such award, multiplied by (ii) per share Merger Consideration (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any withholding that is required under applicable tax law.

Representations and Warranties.  In the Merger Agreement, Adams has made customary representations and warranties to Reckitt Benckiser and the Purchaser, including representations relating to: organization and qualification of Adams; Adams’ organizational documents; authority relative to the transactions; Adams’ capital stock; organization, existence and good standing of Adams’ subsidiaries; no conflicts with or consents required in connection with the Merger Agreement; Adams’ public filings and financial statements; no material adverse change; legal proceedings; material contracts; taxes; employee benefit plans; labor and employment matters; compliance with laws and possession of permits; regulatory compliance; intellectual property; insurance; property; environmental matters; opinion of Adams’ financial advisor; information in offer documents and Schedule 14D-9; brokers; takeover statutes; accounting and disclosure controls; related party transactions; board recommendation; and stockholder vote.

In the Merger Agreement, Reckitt Benckiser and the Purchaser have made customary representations and warranties to Adams, including representations relating to: organization and qualification; authority relative to the Merger Agreement; organizational documents; no conflicts with or consents required in connection with the Merger

Agreement; brokers; stock ownership of Adams; information supplied in the offer documents and proxy statement; sufficient funds; and legal proceedings.

Operating Covenants.  Between the date of the Merger Agreement and the Appointment Time (as defined below), Adams is subject to customary operating covenants including conducting its operations according to its ordinary and usual course of business consistent with past practice and using its reasonable best efforts to preserve intact in all material respects the business organization of Adams. In addition, Adams is subject to customary restrictions, including restrictions relating to the issuance, sale or pledge of stock; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; declaration, setting aside or payment of dividends; purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws; capital expenditures; satisfaction of claims; accounting practices; amendments to material contracts; compensation of employees; employee benefits plans; and indebtedness.

Stockholders Meeting.  The Merger Agreement provides that Adams will, if the approval of the Merger Agreement by Adams’ stockholders is required by law, hold a meeting of its stockholders for the purpose of approving the Merger Agreement. Subject to the right of Adams’ Board of Directors to make an Adverse Recommendation Change (as defined below), Adams agrees to use its commercially reasonable efforts to assist Reckitt Benckiser and the Purchaser to solicit from the stockholders of Adams proxies in favor of the Merger and take all actions reasonably necessary to assist Reckitt Benckiser and the Purchaser to secure the approval of such stockholders under applicable law. Reckitt Benckiser and Purchaser agree to cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval of the Merger and the adoption of the Merger Agreement.

Pursuant to the Merger Agreement, the Adams Board of Directors will recommend that the stockholders of Adams approve and adopt the Merger Agreement and the Merger. However, the Adams Board may withdraw, modify or amend its approval and recommendation of the Offer, the Merger and Merger Agreement and the transactions contemplated thereby prior to the stockholders’ meeting in certain circumstances (described under “No Solicitation Provisions” below). However, whether or not the Adams Board has withdrawn, modified or amended its approval and recommendation or included its recommendation of the Merger and the Merger Agreement and the transactions contemplated thereby in the Proxy Statement, Adams will still take all necessary actions to duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable and will file with the SEC a proxy statement for the solicitation of a vote of holders of Shares approving the Merger.

No Solicitation Provisions.  The Merger Agreement provides that Adams and its subsidiaries, as well as their respective officers, directors, agents and representatives, shall not directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Takeover Proposal (as defined below) or inquiries relating thereto or the making thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any individual or entity any information in connection with, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any individual or entity other than Reckitt Benckiser.

However, the Merger Agreement provides that, at any time prior to the time that Purchaser shall be entitled to designate directors to the Board of Directors of Adams under the Merger Agreement (the “Appointment Time”), in response to an unsolicited, bona fide written Takeover Proposal that the Board of Directors of Adams reasonably determines in good faith (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) is, or is reasonably likely to result in, a Superior Proposal (as defined below), Adams may, subject to compliance with certain restrictions in the Merger Agreement, (A) furnish information with respect to Adams and its subsidiaries to the individual or entity making such Takeover Proposal (and its representatives) pursuant to a confidentiality agreement drafted pursuant to the terms of the Merger Agreement, provided that all such information is, or has previously been, provided to Reckitt Benckiser and (B) participate in discussions or negotiations with the individual or entity making such Takeover Proposal (and its representatives) regarding such Takeover Proposal, if the Board of Directors of Adams concludes in good faith (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

The Merger Agreement further provides that neither the Board of Directors of Adams nor any of it committees shall (subject to certain exceptions set forth in the Merger Agreement), until the earlier of the Appointment Time or the termination of the Merger Agreement, (i) (A) withdraw, modify or qualify the Adams Recommendation in any manner adverse to Reckitt Benckiser, (B) take any other action or make any public statement in connection with the Adams Recommendation, the Offer, the Merger or the meeting of the Adams stockholders that is inconsistent with the Adams Recommendation or (C) adopt or recommend, or publicly propose to adopt or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) adopt or recommend, or publicly propose to adopt or recommend, or approve Adams’ or its subsidiaries’ execution or entry into, any letter of intent or agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement referred to above) (an “Acquisition Agreement”).

The Merger Agreement does, however, permit the Board of Directors of Adams to make an Adverse Recommendation Change, at any time prior to the Appointment Time and subject to terms and conditions of the Merger Agreement, if (i) not in response to a Takeover Proposal, the Board of Directors concludes in good faith, after consultation with its outside counsel and a financial advisor of nationally recognized reputation, that the failure of the Adams Board of Directors to make an Adverse Recommendation Change would constitute a breach of the directors’ fiduciary duties under applicable law or (ii) in response to a Takeover Proposal, the Board of Directors of Adams concludes that such Takeover Proposal constitutes a Superior Proposal, and such Takeover Proposal was not solicited after the date of the Merger Agreement but was made after the date thereof and was not the result of a material breach of the Merger Agreement; provided that Adams’ Board of Directors shall not make any such Adverse Recommendation Change unless (x) Adams promptly notifies Reckitt Benckiser in writing at least five (5) business days before taking such action of its intention to do so in response to a Takeover Proposal that constitutes a Superior Proposal, attaching the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror and (y) Reckitt Benckiser does not make, within such five (5) business day period, a firm offer that is at least as favorable to the holders of Shares as determined by Adams’ Board of Directors in good faith, as such Superior Proposal. If the Board of Directors of Adams makes an Adverse Recommendation Change, Adams may terminate the Merger Agreement in accordance with the terms thereof, and enter into an Acquisition Agreement, if the Board of Directors of Adams has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal or otherwise, the failure of the Board of Directors to terminate the Merger Agreement would constitute a breach of the directors’ fiduciary duties under applicable law.

Adams must promptly (and in any event within 24 hours of learning of the relevant information) advise Reckitt Benckiser orally and in writing of the receipt of any Takeover Proposal, inquiry relating thereto or request for information from any individual or entity, the material terms and conditions of any such Takeover Proposal (including any changes thereto) and the identity of the individual or entity making any such Takeover Proposal. Adams shall keep Reckitt Benckiser informed in all material respects of the status and details (including any change to the material terms thereof) of any Takeover Proposal. Adams shall publicly reaffirm its adoption and recommendation of the Merger Agreement, the Offer, the Merger and the other transactions within five (5) business days of receipt of a written request by Reckitt Benckiser to provide such reaffirmation, unless an Adverse Recommendation Change is permitted by the Merger Agreement.

As used in the Merger Agreement, a “Takeover Proposal” means any inquiry, proposal or offer from any individual or entity relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including equity securities of any subsidiary of Adams) or businesses that constitute twenty percent (20%) or more of the revenues, net income or assets of Adams and its subsidiaries, taken as a whole, or twenty percent (20%) or more of any class of equity securities of Adams, any tender offer or exchange offer that if consummated would result in any individual or entity beneficially owning twenty percent (20%) or more of any class of equity securities of Adams, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving Adams or its subsidiaries pursuant to which any person or entity or the stockholders of any person or entity would own twenty percent (20%) or more of any class of equity securities of Adams or of any resulting parent company of Adams, in each case other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any Takeover Proposal that the Board of Directors of Adams determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be: (i) more favorable to the Adams stockholders from a financial point of view than the Offer and the Merger, and (ii) reasonably likely to be completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Employment and Employee Benefits.  In the Merger Agreement, for a period of twelve (12) months following the Effective Time, the employees of the Company and its subsidiaries immediately prior to the Effective Time (“Continuing Employees”), while such Continuing Employees remain in the employment of the Surviving Corporation and its subsidiaries will each receive: (i) employee welfare and retirement benefits that, in the aggregate, and (ii) base pay that, is substantially similar to, either (A) those provided by Reckitt Benckiser and its subsidiaries to similarly situated employees of Reckitt Benckiser and such subsidiaries or (B) those provided or paid by Adams and its subsidiaries immediately prior to the Effective Time; provided, that neither Reckitt Benckiser nor the Surviving Corporation nor any of their subsidiaries shall have any obligation to issue, continue or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements. This undertaking should not be construed as requiring Reckitt Benckiser or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person.

Reckitt Benckiser also agrees to cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Reckitt Benckiser with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Time (i) for purposes of determining eligibility to participate and vesting (but not benefit accrual) under any defined benefit pension plan, if any, (ii) for purposes of determining eligibility for, and the amount of, vacation and any other paid time-off plan or policy, (iii) for purposes of determining eligibility and participation under any defined contribution plan or health or welfare plan (other than any post-employment health or post-employment welfare plan), (iv) for purposes of eligibility for any company matching contributions, and (v) unless covered under another arrangement with or of Adams, for the purpose of determining eligibility for, and the amount of, any severance payable under any severance plan of general application, except, in each case, to the extent such treatment would result in duplicative benefits.

With respect to any welfare plan maintained by Reckitt Benckiser in which Continuing Employees are eligible to participate after the Effective Time, Reckitt Benckiser shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by Adams prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements applicable under any such plan, to the extent credited under the welfare plans maintained by Adams prior to the Effective Time.

In addition, Reckitt Benckiser agrees to use its reasonable best efforts to cause the Surviving Corporation to take all reasonable actions necessary, in both form and operation, to maintain Adams’ benefit plans and Adams’ benefit agreements either exempt from, or in compliance with, the provisions of Section 409A of the Code and the applicable guidance issued thereunder, so as to avoid the imposition of any penalties for the service providers covered thereunder.

Insurance and Indemnification.  The Merger Agreement provides that Reckitt Benckiser will cause the Surviving Corporation, without further action, to assume the obligations, with respect to all rights to indemnification and exculpation from liabilities, for acts or omissions occurring at or prior to the Appointment Time, which rights are now existing in favor of the current or former directors or officers of Adams and its subsidiaries as provided in their respective charters or bylaws or by contract, in each case as in effect on December 10, 2007. Until the sixth (6th) anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Adams and its subsidiaries for acts or omissions occurring at or prior to the Effective Time than are presently set forth in Adams certificate of incorporation and bylaws, and such provisions shall not be amended, repealed, or otherwise modified in any manner that could adversely affect the rights thereunder of any individual or entity benefited by such provisions. Reckitt Benckiser has agreed to guarantee the indemnification obligations of the Surviving Corporation as set forth in the Merger Agreement.

Reckitt Benckiser agrees to cause proper provisions to be made so the successors and assigns of the Surviving Corporation expressly assume the indemnification obligations set forth in the Merger Agreement, in the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other individual or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any individual or entity.

The Merger Agreement also provides that for a period of six years after the Effective Time, the current policies of directors’ and officers’ (D&O) liability insurance maintained by Adams with respect to claims arising from facts or events which occurred at or before the Effective Time will be maintained in effect, provided, however, that Reckitt Benckiser may (i) substitute policies of Reckitt Benckiser containing terms with respect to coverage (including with respect to deductibles and exclusions) and amounts no less favorable to such directors and officers or (ii) request that Adams obtain such extended reporting period coverage under its existing insurance programs, to be effective as of the Effective Time.

Reasonable Effort to Cause the Merger to Occur.  Each of the parties to the Merger Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate the Offer, the Merger and all other transactions contemplated by the Merger Agreement.

Hart-Scott-Rodino (HSR) and Other Antitrust Approvals.  The Merger Agreement requires Reckitt Benckiser and Adams to promptly make all filings required by each of them under the HSR Act, to cooperate with each other in connection with the making of all such filings or related submissions and in connection with any investigation or other inquiry, and to keep each other reasonably informed of the status of such matters. Reckitt Benckiser and Adams have agreed to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and to use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Offer and the Merger under the HSR Act.

Directors and Officers.  The Merger Agreement provides that at the Appointment Time (which begins promptly upon Purchaser’s acceptance for payment of Shares in accordance with the terms of the Offer), and from time to time thereafter, the Purchaser will be entitled to designate a number of directors that is the same proportion as the percentage of Shares then beneficially owned by Purchaser with respect to the number of Shares then outstanding. Adams will, upon the Purchaser’s request, promptly take all actions necessary to enable and cause the Purchaser’s designees to be elected to the Board of Directors of Adams, including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Board of Directors. Adams will also, to the extent permitted by applicable law and regulations, cause individuals designated by Purchaser to have the same proportionate representation on each committee of the Board of Directors of Adams, other than any committee of the Board of Adams established to take action under the Merger Agreement, which committee shall be composed only of directors of Adams as of the date of the Merger Agreement who are independent for purposes of NASDAQ and SEC rules.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the closing date of the Merger of the following conditions:

•	All governmental authorities, the consent, authorization or approval of which is necessary under any applicable law for the consummation of the Merger and the operation of Adams’ business, shall have consented to, authorized, permitted or approved such transactions. (Without limiting the generality of the foregoing, the waiting period under the HSR Act and the rules and regulations promulgated thereunder shall have expired or been terminated);

•	If required by law, the Merger Agreement and the Merger shall have been approved and adopted by a majority of the Shares outstanding;

•	Reckitt Benckiser or the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement; and

•	No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority, court or agency of competent jurisdiction or other Law, rule, legal restraint or prohibition (each, a “Restraint”) shall be in effect that by its terms prevents the consummation of the Merger.

Termination.  The Merger Agreement may be terminated at any time prior to the Effective Time, and the Offer and the Merger may be abandoned, whether before or after receipt of Stockholder Approval:

a) by mutual written consent of Reckitt Benckiser, the Purchaser and Adams;

b) by either Reckitt Benckiser or Adams: (i) if the Appointment Time shall not have occurred on or before May 10, 2008 (such right is not available to any party whose knowing and willful breach of a representation, warranty, covenant or agreement of the Merger Agreement or whose other action or failure to act has been a principal cause of or resulted in the failure of the Appointment Time to occur on or before May 10, 2008), (ii) if prior to the Appointment Time any Restraint preventing the consummation of the Offer or the Merger shall have become final and nonappealable or from and after the Appointment Time, any Restraint preventing the consummation of the Merger shall have become final and nonappealable; or (iii) if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Reckitt Benckiser or the Purchaser having accepted for purchase any Shares pursuant to the Offer, for any reason other than due to a breach of the Merger Agreement by the terminating party;

c) by Reckitt Benckiser, prior to the Appointment Time, if Adams shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would result in any of the events or circumstances set forth in clause (b) or (c) of Section 15 — “Certain Conditions of the Offer” to occur and (ii) is not cured, or is incapable of being cured, by Adams within 30 calendar days following receipt of written notice of such breach or failure to perform from Reckitt Benckiser (or, if May 10, 2008 is less than 30 calendar days from the notice by Reckitt Benckiser, is not cured, or is incapable of being cured, by Adams by May 10, 2008);

d) by Adams, prior to the Appointment Time, if Reckitt Benckiser or the Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) will prevent consummation of the Offer and (ii) is not cured, or is incapable of being cured, by Reckitt Benckiser within 30 calendar days following receipt of written notice of such breach or failure to perform from Adams (or, if May 10, 2008 is less than 30 calendar days from the notice by Adams, is not cured, or is incapable of being cured, by Reckitt Benckiser by May 10, 2008);

e) by Reckitt Benckiser, prior to the Appointment Time, in the event of an Adverse Recommendation Change;

f) by Adams, prior to the Appointment Time, in accordance with the terms and subject to the conditions of Section 5.02(c) of the Merger Agreement; provided that, concurrently with such termination, Adams pays to Reckitt Benckiser the Termination Fee provided in the Merger Agreement, described below;

g) by Reckitt Benckiser, if Adams or any of its Representatives shall have knowingly or willfully breached the No Solicitation provisions of the Merger Agreement, which breach is not cured, or is incapable of being cured, within two (2) business days without any adverse effect on Reckitt Benckiser’s or the Purchaser’s ability to consummate the Transactions; or

h) by Reckitt Benckiser, prior to the Appointment Time, if there shall have occurred any change, effect, occurrence, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate a Material Adverse Effect, and such Material Adverse Effect is not capable of being cured or is not cured within 30 calendar days following receipt of written notice thereof from Reckitt Benckiser.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $69,403,000 (the “Termination Fee”) will be payable by Adams to Reckitt Benckiser in the event that the Merger Agreement is terminated under any of the following circumstances:

1. if the Merger Agreement is terminated by Reckitt Benckiser in the event of an Adverse Recommendation Change;

2. if the Merger Agreement is terminated by Adams in accordance with its fiduciary right to terminate the Merger Agreement to accept a Superior Proposal;

3. if the Merger Agreement is terminated by Reckitt Benckiser pursuant to paragraph (c) above and, prior to the breach giving rise to such right of termination, a Takeover Proposal has been publicly announced or shall have otherwise become publicly known and, in each case, not abandoned or withdrawn; or if the Merger Agreement is terminated by Adams because the Appointment Time shall not have occurred on or before May 10, 2008 or by Adams or Reckitt Benckiser because the Offer shall have expired or been terminated without Reckitt Benckiser having accepted for purchase any Shares pursuant to the Offer and, prior to such termination, a Takeover Proposal has been publicly announced or shall have otherwise become publicly known and, in each case, not abandoned or withdrawn; and within twelve (12) months after such termination, Adams enters into a definitive contract to consummate, or consummates, the transactions contemplated by any Takeover Proposal (regardless of whether such Takeover Proposal is made before or after termination of the Merger Agreement).

For the purposes of paragraph 3 above, all references (whether in words or numerals) to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to refer to “more than fifty percent (50%)”.

12.	Purpose of the Offer; Plans for Adams.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Adams. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. If you sell your Shares in the Offer, you will cease to have any equity interest in Adams or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Adams. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Adams.

Approval.  Under the DGCL, the approval of the Adams Board is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Adams Board of Directors, among other things, (i) unanimously approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Adams and the stockholders of Adams, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve and adopt the Merger Agreement. If the Minimum Condition is satisfied, the Purchaser will take all necessary and appropriate action to cause a short-form merger under the DGCL as described below, assuming the Purchaser, Reckitt Benckiser and any other subsidiary of Reckitt Benckiser then own at least 90% of the outstanding Shares.

Short-form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Merger Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Reckitt Benckiser and the Purchaser anticipate that they will be able to effect the Merger without prior notice to, or any action by, any other stockholder of Adams if permitted to do so under the DGCL. Even if Reckitt Benckiser and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Reckitt Benckiser and Purchaser could seek to purchase additional Shares in the open market, from Adams or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Merger Option, will be an amount in cash equal to the Offer Price, without interest.

Plans for Adams.  Reckitt Benckiser intends to maintain the operations of Adams in its current form, as an indirect wholly owned subsidiary of Reckitt Benckiser. The products manufactured and/or distributed by Adams will remain substantively the same in the immediate future. Reckitt Benckiser intends that some of the personnel currently employed by Adams, including some of the management, will remain in the employ of Adams and/or an indirect wholly owned subsidiary of Reckitt Benckiser. Employees of Adams that do not remain employed after the Effective Time will be treated in accordance with the terms of the Merger Agreement. Employees of Reckitt Benckiser that do not remain employed after the Effective Time will be treated in accordance with the then-current policies of Reckitt Benckiser. In the near term, it is the plan of Reckitt Benckiser to maintain the current manufacturing operations of Adams in the current location. Reckitt Benckiser’s plans regarding future products or product modification, or expansion of Adams products into new countries, have not been determined.

Assuming that the Purchaser purchases Shares pursuant to the Offer, Purchaser intends that immediately following the Appointment Time (which begins promptly upon Purchaser’s acceptance for payment of Shares in the Offer in accordance with the terms of the Offer), and from time to time thereafter as Shares are acquired by Purchaser, it will designate a number of directors up to the same proportion as the percentage of Shares then beneficially owned by Purchaser with respect to the number of Shares then outstanding. Under the terms of the Merger Agreement, Adams will, upon the Purchaser’s request, promptly take all actions necessary to enable and cause the Purchaser’s designees to be elected to the Board of Directors of Adams, including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Adams Board of Directors. Adams will also, to the extent permitted by applicable law and regulations, cause individuals designated by Purchaser to have the same proportionate representation on each committee of the Board of Directors of Adams, other than any committee of the Board of Directors of Adams established to take action under the Merger Agreement, which committee shall be composed only of independent incumbent directors.

Except as described in this Offer to Purchase, we do not have any present plans or proposals that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or purchase, sale or transfer of a material amount of assets, involving Adams or any of its subsidiaries, (ii) any change to the current management or Board of Directors of Adams, (iii) the delisting of any class of equity securities of Adams, (iv) becoming eligible for termination of registration under the Exchange Act or (v) any material changes in the capitalization, current dividend rate or policy, indebtedness, corporate structure or business of Adams.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of Adams will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL, which will be set forth in their entirety in the information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Adams and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are listed on the NASDAQ Global Select Market. According to the published guidelines of NASDAQ, the Shares might no longer be eligible for listing on the NASDAQ Global Select Market (though not necessarily for listing on the NASDAQ Capital Market) if, among other possible grounds, (a) the number of publicly held Shares falls below 750,000, (b) the number of record holders of round lots falls below 400, (c) the aggregate market value of the publicly held Shares is less than $5 million, (d) stockholders’ equity is less than $10 million, (e) the bid price for the Shares over a thirty (30) consecutive business day period is less than $1.00, or (f) there are fewer than two market makers for the Shares. Under an alternative set of continued listing requirements, the Shares might no longer be eligible for listing on the NASDAQ Global Select Market (though not necessarily for listing on the NASDAQ Capital Market), if, among other things, (a) the number of publicly held Shares falls below 1.1 million, (b) the number of record holders of round lots falls below 400, (c) the aggregate market value of the publicly held Shares is less than $15 million, (d) the bid price for the Shares over a thirty (30) consecutive business day period is less than $1.00, (e) the market value of listed securities is less than $50 million or total assets and total revenue are less than $50 million and $50 million, respectively, or (f) there are fewer than four market makers for the Shares. Shares held by officers or directors of Adams or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $1.0 million, (d) there are fewer than two market makers in the Shares, (e) the bid price for the Shares over a thirty (30) consecutive business day period is less than $1.00, or (f) (i) Adams has stockholders’ equity of less than $2.5 million, (ii) the market value of the listed securities is less than $35.0 million over a ten (10) consecutive business day period, or (iii) net income from continuing operations of Adams is less than $500,000 for the most recently completed fiscal year or in two (2) of the last three (3) most recently completed fiscal years.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares cease to be listed on the NASDAQ Global Select Market or are delisted from NASDAQ altogether, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Adams to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Adams to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Adams, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Adams and persons holding “restricted securities” of Adams to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Reckitt Benckiser and the Purchaser currently intend to seek to cause Adams to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Reckitt Benckiser, Adams will not declare, set aside or pay any dividends on, or make any other distribution in any form in respect of, the Shares, other than dividends or distributions by a direct or indirect wholly owned subsidiary of Adams to Adams or to a wholly owned subsidiary of Adams.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement.

Notwithstanding any other provisions of the Offer, neither Reckitt Benckiser nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares and subject to the terms of the Merger Agreement, may terminate or amend the Offer if:

i. there shall not be validly tendered and not properly withdrawn prior to the Expiration Date, that number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all stock options and other derivative securities of Adams, regardless of the conversion or exercise price or other terms and conditions thereof) on the Expiration Date (such number of shares, the “Minimum Condition”),

ii. the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall not have terminated or expired prior to the Expiration Date, and

iii. any of the following events or circumstances shall occur and continue to exist:

(a) Injunctions or Restraints.  There shall be any temporary, preliminary or permanent Restraint in effect that by their terms prevent the consummation of the Offer or the Merger.

(b) Representations and Warranties.  (i) Any representation or warranty of Adams contained in the Merger Agreement regarding its capital structure and regarding the absence of any Material Adverse Effect shall not be true and correct (except for any de minimis inaccuracy regarding Adams’ capital structure, or (ii) any representation or warranty of Adams contained in the Merger Agreement regarding authority and the exemption of the Offer and Merger from the Delaware anti-takeover statute shall not be true and correct in all material respects, in each of clauses (i) and (ii) as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representation or warranty expressly relates to an earlier date, in which case as of such earlier date) or (iii) any other representation or warranty of Adams contained in the Merger Agreement shall not be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change set forth therein) as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Performance of Obligations of the Adams.  Adams shall not have performed in all material respects all agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to the date of determination.

(d) Officer’s Certificate.  Adams shall not have furnished Reckitt Benckiser with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in items (b), (c) and (e) of this Section 15(iii) shall not have occurred and continue to exist.

(e) Material Adverse Change.  Since the date of the Merger Agreement, there shall have occurred a Material Adverse Change.

(f) Consents and Approvals.  Any consent, approval or authorization of any Governmental Authority required of Reckitt Benckiser, Adams or any of their Subsidiaries arising as a result of or in connection with the Offer or the Merger shall not have been obtained, unless the failure to obtain such consent, approval or authorization has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, the waiting period under the HSR Act and the rules and regulations promulgated thereunder shall have expired or been terminated.

(g) Agreement.  The Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (collectively, the “Tender Offer Conditions”) are for the sole benefit of Reckitt Benckiser and the Purchaser, may be asserted by Reckitt Benckiser or the Purchaser, regardless of the circumstances giving rise to any such conditions, and, other than the Minimum Condition, may be waived by Reckitt Benckiser or the Purchaser in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement. The failure by Reckitt Benckiser or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Adams with the SEC and other information concerning Adams, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Adams’ business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Reckitt Benckiser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Adams’ business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Reckitt Benckiser, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Reckitt Benckiser expects to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about December 21, 2007. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about January 7, 2008, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period, either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Reckitt Benckiser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Reckitt Benckiser’s consent. In practice, complying with a Second Request can take a significant period of time. Although Adams is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Adams’ failure to make those filings nor a request for additional documents and information issued to Adams from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Adams. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Adams, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Reckitt Benckiser believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Other Foreign Laws.  Reckitt Benckiser and certain of its subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Reckitt Benckiser and Adams are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws.  A number of states (including Delaware, where Adams is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Adams Board of Directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Fees and Expenses.

Merrill Lynch is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Reckitt Benckiser in connection with the proposed acquisition of Adams, for which services Merrill Lynch will receive customary compensation. Reckitt Benckiser and the Purchaser have agreed to reimburse Merrill Lynch for its reasonable fees and expenses, including the reasonable fees and disbursements of Merrill Lynch’s counsel, incurred in connection with Merrill Lynch’s engagement, and to indemnify Merrill Lynch, and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold securities or loans of Reckitt Benckiser and Adams for their own accounts or for the accounts of customers and, accordingly, Merrill Lynch and/or its affiliates may at any time hold long or short positions in these securities or loans.

Reckitt Benckiser and the Purchaser have retained Georgeson, Inc. to be the Information Agent and American Stock Trust & Transfer Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Reckitt Benckiser nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Merrill Lynch, the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Reckitt Benckiser or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Adams has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Adams Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Adams” above.

Twickenham Inc.
December 21, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND RECKITT BENCKISER

1.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address and phone number of each such director and executive officer is Twickenham Inc., Morris Corporate Center IV, 399 Interpace Parkway, Parsippany, NJ 07054; (973) 404 2600. The Board of Directors and Executive Officers of Twickenham Inc. consist of the following individuals:

Present Principal Occupation or
Name and Position	Employment and Employment History

Javed Ahmed President and Chief Executive Officer and Director	Javed Ahmed joined Benckiser in 1992 as General Manager, Canada and in 1995 became General Manager, UK. Javed took up his appointment as EVP, North America and Australia / New Zealand in September 2003. Javed also retains his current role as Regional Director, North America Household. Before joining Benckiser, he previously worked with Procter & Gamble and Bain & Company. Mr. Ahmed is a citizen of the United States.
Elliott J. Penner Senior Vice President and Director	Elliott Penner serves as the President of the food division of Reckitt Benckiser and has been an employee of Reckitt Benckiser in the United States for more than five years. He joined Reckitt and Colman in Canada, a predecessor company to Reckitt Benckiser, in 1995. Prior to that he was an employee of Colgate Palmolive in Canada. Mr. Penner is a citizen of Canada.
Vincent Crepy Senior Vice President	Vincent Crepy serves as a Senior Vice President of Reckitt Benckiser, with responsibility for the supply organization in North America and Australia/New Zealand. He has been an employee of Reckitt Benckiser in the United States for less than one year. Prior to that he was an employee of Reckitt Benckiser in the United Kingdom and Spain. Prior to 2003 he was an employee of the Procter & Gamble Company in Europe. Mr. Crepy is a citizen of France.
William R. Mordan Vice President and General Counsel and Director	William Mordan serves as the Area Vice President and General Counsel for Reckitt Benckiser, with responsibility for the legal organization in North America and Australia/New Zealand. He has been an employee of Reckitt Benckiser in the United States since 2003. Prior to 2003 William was an employee of the Procter & Gamble Company in the United States, Brazil, and Mexico. Mr. Mordan is a citizen of the United States.
Phil Hibbert Vice President and Treasurer and Director	Phil Hibbert serves as a Senior Vice President for Reckitt Benckiser, with responsibility for the finance department in North America and Australia/New Zealand. He has been an employee of Reckitt Benckiser in the United States for more than five years. Mr. Hibbert is a citizen of the United Kingdom.
Terrence J. Farrell Secretary	Terrance Farrell serves as Associate General Counsel for Reckitt Benckiser, working in the legal department in the United States. Terrance has been an employee of Reckitt Benckiser in the United States for more than five years. Mr. Farrell is a citizen of the United States.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF RECKITT BENCKISER GROUP PLC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Reckitt Benckiser are set forth below. The business address and phone number of each such director and executive officer is Reckitt Benckiser Group plc 103-105 Bath Road, Slough, Berkshire SL1 3UH, United Kingdom; +44 1753 44 (6363).

Present Principal Occupation or
Name and Position	Employment and Employment History

Javed Ahmed Executive Vice President North America and Australia and Regional Director North American Household	Javed Ahmed joined Benckiser in 1992 as General Manager, Canada and in 1995 became General Manager, UK. Javed took up his appointment as EVP, North America and Australia / New Zealand in September 2003. Javed also retains his current role as Regional Director, North America Household. Before joining Benckiser, he previously worked with Procter & Gamble and Bain & Company. Mr. Ahmed is a citizen of the United States.
Bart Becht Chief Executive Officer and Director	Bart Becht joined Benckiser in 1988 and served as General Manager in Canada, the UK, France and Italy before being appointed Chief Executive of Benckiser Detergents, subsequently Benckiser N.V., in 1995. He was appointed Chief Executive Officer of Reckitt Benckiser following the merger in December 1999. He was previously with Procter & Gamble both in the USA and Germany. Bart Becht is an Executive Director of Reckitt Benckiser Group plc and Chairman of the Executive Committee. Mr. Becht is a citizen of the Netherlands.
Colin Day Chief Financial Officer and Director	Colin Day joined Reckitt Benckiser in September 2000 from Aegis Group Plc where he was Group Finance Director from 1995. He is a Non-Executive Director of WPP and Imperial Tobacco. Mr. Day is a citizen of the United Kingdom.
Freddy Caspers Executive Vice President, Developing Markets	Freddy Caspers joined Benckiser in January 1998 as EVP for Eastern Europe. He previously served in PepsiCo in several international marketing, sales and general management assignments in North-America, Poland, Eastern Europe and the Middle East (Turkey). Prior to that, he started his international career in Johnson & Johnson in brand management and sales in Germany, Western Europe and North America in the toiletries, personal care and health care (OTC) categories. Mr. Caspers is a citizen of Germany.
Gareth Hill SVP, Information Services	Gareth Hill joined Reckitt Benckiser in October 2006. He was previously Information Systems Director at Arcadia Group Ltd since 2000, having joined as the e-Commerce Development Director. Prior to Arcadia, Gareth was at IBM UK Ltd, Rex Trueform Clothing Ltd in South Africa and Arthur Andersen. He is a qualified chartered accountant and has a BA in Commerce from the University of Cape Town, South Africa. Mr. Hill is a citizen of South Africa.
Rakesh Kapoor Executive Vice President, Category Development	Rakesh Kapoor joined Reckitt & Colman in 1987 serving in various roles including, Regional Sales Manager, North India, General Manager, Indian Southern Region and Regional Marketing Director, South Asia. In 1999, he was appointed Global Category Director, Pest Control. Following the merger, he assumed the role of, SVP Home Care. He was appointed SVP, Regional Director, Northern Europe in 2001 and in July 2006, he was promoted to EVP, Category Development. Rakesh is responsible for global category management, research & development, media and market research. Mr. Kapoor is a citizen of India.
Alain Le Goff Executive Vice President, Supply	Alain Le Goff was appointed EVP for Operations at Benckiser in October 1996. He joined the company in 1986, serving as Industrial Director in France, Monaco, Germany and as logistics director for the group. He was previously with Lesieur. Alain is responsible for the global supply chain including procurement, manufacturing, warehousing and logistics. Also responsible for management of Squeeze and X-trim gross margin enhancement programs. Mr. Le Goff is a citizen of France.

Present Principal Occupation or
Name and Position	Employment and Employment History

Elio Leoni-Sceti Executive Vice President, Europe	Elio Loeni-Sceti joined Benckiser in 1992 serving in various marketing roles and as General Manager of Germany and Italy. Following the merger in 1999, Elio was promoted to SVP, North American Household and then to EVP Category Development in 2001. He was appointed EVP, Europe in July 2006. Elio was previously with Procter & Gamble in Italy and France. Mr. Leoni-Sceti is a citizen of Italy.
Frank Ruether Senior Vice President, Human Resources	Frank Ruether joined Benckiser in July 1996 as Personnel Director and was appointed SVP Human Resources in March 1997. He was previously with Mars, 1986-1996, as Director of Compensation & Benefits (Europe). Frank is responsible for human resources management, remuneration and benefits and organizational development. Mr. Ruether is a citizen of Germany.
Adrian Bellamy Director	Adrian Bellamy has served as a Non-Executive Chairman of Reckitt Benckiser Group plc since 2003, having served four years as a Non-Executive Director. Born in England, educated in Southern Rhodesia and graduated from University of South Africa with B. Com and MBA degrees. Following an early career in finance, moved into retail in the late-60’s. After 7 years as CEO of a public company, he emigrated to the USA to become Chairman & CEO of a private retailer. In 1995, he retired from executive management. Current directorships are: Reckitt Benckiser Group plc (Chairman), The Body Shop (Executive Chairman), The Gap, and Williams-Sonoma Inc. Mr. Bellamy is a citizen of the United Kingdom.
Peter Harf Director	In 1999, Peter Harf was appointed Deputy Chairman of the Board of Reckitt Benckiser and was Chairman of the Remuneration Committee until 2004.
Current directorships are: Chairman and Chief Executive Officer of Joh. A. Benckiser SE, a financial holdings company. Chairman of the Board of Coty Inc., Benckiser’s U.S.-based international cosmetics business. From 1996 to 2007 Director of Brunswick, a U.S.-based maker of recreational products. Director of Inbev (formerly Interbrew), Leuven, Belgium, since 2002 and Chairman since 2006. Mr. Harf is a citizen of Germany.
Ken Hydon Director	In 2003, Ken Hydon was appointed as a Non-Executive Director of Reckitt Benckiser Group plc and member of the Audit Committee. He was appointed Chairman of the Audit Committee in November 2006.
He joined Vodafone as Financial Director in 1985 and has played a significant role in its rapid growth with operations in 26 countries worldwide.
Ken Hydon is a Fellow of the Chartered Institute of Management Accountants, the Chartered Association of Certified Accountants and the Association of Corporate Treasurers.
He is a Non-Executive Director of Tesco plc, the Royal Berkshire NHS Foundation Trust and Pearson plc. Mr. Hydon is a citizen of the United Kingdom.
Graham Mackay Director	In February 2005, Graham Mackay was appointed to the Board of Reckitt Benckiser Group plc as a Non-Executive Director and member of the Remuneration Committee. In November 2006, he was appointed as the Senior Independent Director.
He joined South African Breweries (SAB) in 1978 as a Systems Manager. Following a number of senior positions, he was appointed Chief Executive in 1999, overseeing the company’s relisting as SABMiller plc on the London Stock Exchange in the same year. SABMiller plc is one of the world’s largest brewers operating in over 40 countries across 4 continents.
Brought up in Swaziland, Natal and Zimbabwe, Graham graduated from the University of the Witwatersrand with a BSc in Engineering in 1972 and a Bcom from the University of South Africa (UNISA) in 1977.

Present Principal Occupation or
Name and Position	Employment and Employment History

Current UK directorships are: Reckitt Benckiser Group plc (Non-Executive Director), SABMiller plc (Chief Executive). Mr. Mackay is a citizen of the United Kingdom.
Gerry Murphy Director	Gerry Murphy joined the Board in June 2005. Chief Executive Officer, Kingfisher plc since February 2003. He has previously been Chief Executive Officer of media group Carlton Communications plc, global logistics firm Exel plc (formerly NFC plc) and food manufacturer Greencore Group plc. He has held various senior positions with food and drink group Grand Metropolitan plc (now Diageo plc) in Ireland, the UK and USA. He is a former Non-Executive Director of Abbey National plc and Novar plc. He was educated at University College Cork (BSc, PhD in Food Technology) and University College Dublin (MBS in Marketing). Mr. Murphy is a citizen of Ireland.
Judith Sprieser Director	Judith Sprieser was appointed to the Board of Reckitt Benckiser Group plc and Chairman of the Remuneration Committee In August 2003.
From September 2000 to February 2004, she was Chief Executive Officer of Transora, a technology software and services company. From March 2004, she moved into an advisory capacity with Transora.
Judith also served as Executive Vice President of Sara Lee Corporation from 1998 to 2000 and Chief Financial Officer from 1994 to 1998.
Judith has a bachelor’s degree and an MBA from Northwestern University.
Current directorships are: Reckitt Benckiser Group plc (Non-Executive Director), Allstate Corporate (Non-Executive Director), USG Corporation (Non Executive Director). Ms. Sprieser is a citizen of the United States.
Peter White Director	In December 1997, Peter White was appointed as a Non-Executive Director of Reckitt Benckiser Group plc and served as Chairman of the Audit Committee until November 2006.
From October 1985, he held various senior positions within the Alliance & Leicester Building and was appointed Group Chief Executive in 1991.
From 1969 to 1982 he held various positions within the Finance function at the Abbey National Building Society.
He qualified as a Chartered Accountant with Price Waterhouse.
FCA — Fellow, The Institute of Chartered Accountants (1985) FCT — Member, The Association of Corporate Treasurers (1991) CIMgt — Companion, British Institute of Management (1993) FCIB — Fellow, Chartered Institute of Bankers (1993). Mr. White is a citizen of the United Kingdom.
David Tyler Director	In February 2007, David Tyler was appointed to the Board of Reckitt Benckiser Group plc as a Non-Executive Director. David was Group Finance Director of GUS plc from February 1997 until October 2006. In addition to his financial role at GUS plc, he was responsible for the development of group strategy. Prior to joining GUS plc, he was Group Finance Director of Christie’s International plc and in his early career he held positions within County NatWest Ltd and Unilever plc. He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers. He is currently a non-executive director of Burberry Group and Experian Group. Mr. Tyler is a citizen of the United Kingdom.

The Letter of Transmittal, certificates for shares and any other required documents should be sent by you or your broker, dealer, bank, trust company or other nominee to the depositary as follows:

The Depositary for the Tender Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219 Phone: Toll-free (877) 248-6417 (718) 921-8317	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokerage Firms, Please Call:
(212) 440-9800

Stockholders and All Others Call Toll-Free
(800) 456-6112

The Dealer Manager for the Offer is:

Merrill Lynch & Co.
Four World Financial Center
250 Vesey Street
New York, New York 10080
Call Toll Free: (877) 653-2948